Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF OPINION OF
COURT-APPOINTED EXPERT

Tel Aviv, Israel, June 6, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced on June 5, 2013 that Roni Alroy, CPA, the expert appointed by the Tel Aviv District Court (the "Expert"), has submitted his written opinion (the "Opinion") to the court as to the proposed restructuring of the Company's unsecured financial debt pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999. The Opinion relates to the proposal submitted by the Company as announced by the Company on May 9, 2013 (the "Company's Proposal") and the alternative proposal submitted by the representatives of the holders of the Company's Series C-G and Series 1 notes as announced by the Company on March 18, 2013 (the "Representatives' Proposal").

The Opinion includes the following material principles:

•
The maximum amount of debt that can be incurred by the Company in light of its current condition (including the lack of agreement with Bank Hapoalim B.M. ("Bank Hapoalim"), a secured creditor of the Company, as discussed below) is approximately NIS 740 million (approximately US$202 million), which includes approximately NIS 440 million (approximately US$120 million) of short-term (4-5-year maturity) debt to be issued by the Company and based on its assets alone and approximately NIS 300 million (approximately US$82 million) of long-term (4-5 to 8-10-year maturity) debt to be issued by the Company and based on the assets of the Company's subsidiary Plaza Centers N.V.; the Opinion advises to consider the issuance of less than the maximum amount of debt since in any event the current note holders would enjoy any future increase in value through the ordinary shares of the Company that they would be receiving as part of the Arrangement. In addition the Expert recommended that the new notes will be secured by the Company' assets.

•
The current holders of the Company's ordinary shares should not retain a controlling or material percentage of the ordinary shares outstanding following the Arrangement and their ownership can be diluted to 5%, as set forth below; The Opinion notes that it would be appropriate to issue equity incentives to the management of the Company in customary amounts following the Arrangement.

•
The Expert examined and adopted the opinion provided by Professor Amir Barnea to the Company on June 3, 2013, pursuant to which the value of the Company in the event of liquidation would be in the range of NIS 609 million to NIS 675 million (approximately  $ 166 million to $184 million).

•
The Expert recommended that the Company's shares (90%) in Elbit Medical Technologies Ltd. (Elbit Medical) will not be distributed to the note holders as part of the Arrangement as was suggested by the Representatives' Proposal due to significant tax exposure to the Company. However, the Expert recommended that the new Board of Directors of the Company consider the realization of such shares following the Arrangement.

Elbit Imaging Ltd.
8 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

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Although the Expert evaluated the Representatives' Proposal for the purpose of providing his Opinion, the Opinion notes that the Representatives' Proposal is not sufficiently detailed to be brought to a vote of the Company's note holders.

•
Because Bank Hapoalim has not yet joined the Arrangement as a party, for purposes of performing his evaluation the Expert assumed that Bank Hapoalim would not join the Arrangement and that its loan agreements with the Company would remain "as is". The Expert also noted that the Opinion does not address a situation in which Bank Hapoalim accelerates its loans, which Bank Hapoalim has since done, as announced by the Company earlier today.

•
In performing his evaluation of the various proposals the Expert did not address the relative seniority between the short-term and long-term debt nor the impact of the differences in the holdings of the Company's notes (i.e., between the larger note holders of the Company and the smaller note holders). However, the Expert has brought to the attentions of the Court the economical considerations that should be considered once such decision will be taken by the Court, that suggest that there is no economical benefit or disadvantage in either case. The Expert had also pointed out that the burden of proof to prove that York Capital Management Global Advisors, LLC and Davidson Kempner Capital Management, LLC constitute or will constitute a "controlling shareholder" lies with the other noteholders and will be hard to establish.

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The Expert further indicated that with respect to the release of the directors and officers of the Company from current and future liability claims, the Arrangement should reflect the current status, namely, that the directors and controlling shareholder should enjoy the indemnification and insurance coverage as already granted by the Company, and officers who do not serve as directors should also enjoy exculpation as well as the indemnification and insurance coverage as granted by the Company. The Opinion includes a table that lists (in millions of Euros) the applicable relevant items under each of (i) the Company's Proposal, (ii) the Representatives' Proposal, (iii) the Expert's evaluation assuming the maximum amount of debt (as discussed above) and (iv) the Expert's evaluation assuming the issuance of short-term debt only, as follows:

	Representatives' Proposal	Company's Proposal	Expert – Assuming Maximum Debt	Expert – Assuming Short-Term Notes Only
Plaza Centers	194	194	194	194
Company's interest in India operations	32	32	32	32
Elbit Medical	57	57	57	57
Hotel Operations	122	122	122	122
Cash and other	76	76	76	76
Total assets and cash	480	480	480	480
New notes – short-term	-	63	92	92
New notes – long-term	292	-	63	-
Bank Hapoalim debt	50	50	50	50
Total value of the Company less debt	139	368	276	339
Percentage ownership of share capital following the Arrangement	95%	86%	95%	95%
Value of shares held by note holders following the Arrangement	132	316	262	322
Present value of new notes – short-term	-	63	85	85
Present value of new notes – long-term	154	-	56	-
Value of the Arrangement	286	379	403	407
Percentage of debt recovery	57%	76%	81%	81%

This description of the material principles noted in the Opinion is qualified in its entirety by the full version of the Opinion. The Company has filed the full Hebrew-language opinion on the website of the Israel Securities Authority and will prepare and post a full English translation of the Opinion on the Company's website at: www.elbitimaging.com as soon as possible.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il